UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 5)

                           ThinkEngine Networks, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.20 par value per share
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    192432102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192432102                   13G                    Page 2 of 10 Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Strategic Turnaround Equity Partners, LP (Cayman)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a) [_]
                                           (b) [X] Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------

                                         5. SOLE VOTING POWER: 0
NUMBER OF SHARES
BENEFICIALLY OWNED                       6. SHARED VOTING POWER:   549,350
BY EACH REPORTING PERSON WITH
                                         7. SOLE DISPOSITIVE POWER: 0

                                         8. SHARED DISPOSITIVE POWER: 549,350

--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  549,350
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                       [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.19% (1)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

      (1) On the basis of 6,705,236 shares of common stock reported by the company to be issued and outstanding as of November 6, 2007 in the Company's latest Quarterly Report on For 10-Q, as filed with the Securities and Exchange Commission on November 13, 2007.

CUSIP No. 192432102                   13G                    Page 3 of 10 Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         Galloway Capital Management, LLC ("GCM")
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a) [_]
                                           (b) [X] Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                                         5. SOLE VOTING POWER: 0
NUMBER OF SHARES
BENEFICIALLY OWNED                       6. SHARED VOTING POWER:  549,350
BY EACH REPORTING PERSON WITH
                                         7. SOLE DISPOSITIVE POWER: 0

                                         8. SHARED DISPOSITIVE POWER: 549,350

--------------------------------------------------------------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  549,350 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                       [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.19% (2)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

      (1) These shares are held by STEP for which the Reporting Person has the shared power to vote and dispose.

      (2) On the basis of 6,705,236 shares of common stock reported by the company to be issued and outstanding as of November 6, 2007 in the Company's latest Quarterly Report on For 10-Q, as filed with the Securities and Exchange Commission on November 13, 2007.

CUSIP No. 192432102                   13G                    Page 4 of 10 Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce Galloway ("Galloway")
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a) [_]
                                           (b) [X] Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

                                         5. SOLE VOTING POWER: 138,743
NUMBER OF SHARES
BENEFICIALLY OWNED                       6. SHARED VOTING POWER:   549,350
BY EACH REPORTING PERSON WITH
                                         7. SOLE DISPOSITIVE POWER: 138,743

                                         8. SHARED DISPOSITIVE POWER: 549,350

--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  688,093 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                       [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  10.26% (2)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

      (1) Reflects 138,623 shares of Common Stock held by Mr. Galloway's Individual Retirement Account for which Mr. Galloway has sole power to vote and dispose, 120 shares of the Common Stock held by Mr. Galloway's children for which Mr. Galloway has the sole power to vote and dispose, and 549,350 shares of Common Stock held by STEP for which Mr. Galloway has shared power to vote and dispose. Mr. Galloway is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP.

      (2) On the basis of 6,705,236 shares of common stock reported by the company to be issued and outstanding as of November 6, 2007 in the Company's latest Quarterly Report on For 10-Q, as filed with the Securities and Exchange Commission on November 13, 2007.

CUSIP No. 192432102                   13G                    Page 5 of 10 Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Gary Herman ("Herman")
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a) [_]
                                           (b) [X] Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

                                         5. SOLE VOTING POWER: 3,500
NUMBER OF SHARES
BENEFICIALLY OWNED                       6. SHARED VOTING POWER:   549,350
BY EACH REPORTING PERSON WITH
                                         7. SOLE DISPOSITIVE POWER: 3,500

                                         8. SHARED DISPOSITIVE POWER: 549,350

--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  552,850 (1)
(1)_____________________________________________________________________________

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                       [_]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.25% (2)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

      (1) Reflects 2,500 owned by Mr. Herman directly for which Mr. Herman has sole power to vote and dispose, 1,000 shares of Common Stock held by FBR, Inc.for which Mr. Herman has sole power and dispose and 549,350 shares owned by STEP for which Mr. Herman has shared power to vote and dispose. Mr. Herman is an officer of FBR which has authorized Mr. Herman to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP except for: (i) the indirect interests therein by virtue of being a member of Galloway Capital Management LLC; and (ii) the indirect interests of Mr. Herman by virtue of being a limited partner of STEP.

      (2) On the basis of 6,705,236 shares of common stock reported by the company to be issued and outstanding as of November 6, 2007 in the Company's latest Quarterly Report on For 10-Q, as filed with the Securities and Exchange Commission on November 13, 2007.

CUSIP No. 192432102                   13G                    Page 6 of 10 Pages


Item 1(a). Name of Issuer:

                    ThinkEngine Networks, Inc. (the "Issuer")

            --------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

                     100 Nickerson Road
                     Marlborough, MA 01752

            --------------------------------------------------------------------

Item 2(a). Name of Persons Filing:

      Strategic Turnaround Equity Partners, LP (Cayman) ("STEP"), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman

            --------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence:

      The principal business address for STEP is c/o Stuarts Corporate Services, Ltd, P.O. Box 2510 GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Island. STEP is managed by Galloway Capital Management, LLC, with its principal business at 720 Fifth Avenue, 10th floor, New York, New York 10019. Messrs. Galloway and Herman conduct their business at 720 Fifth Avenue, 10th Floor, New York, NY 10019

            --------------------------------------------------------------------

Item 2(c). Citizenship:

      STEP is a limited partnership formed under the laws of the Cayman Islands. GCM is a limited liability company incorporated in the state of Delaware. Messrs. Galloway and Herman are citizens of the United States.

            --------------------------------------------------------------------

Item 2(d). Title of Class of Securities:

            This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.

            --------------------------------------------------------------------

Item 2(e). CUSIP Number:

                           192432102

            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a: Not Applicable.

CUSIP No. 192432102                   13G                    Page 7 of 10 Pages

      (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

      (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

      (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 192432102                   13G                    Page 8 of 10 Pages

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

      The information in items 1 and 5 through 11 on the cover page on this
Schedule 13G is hereby incorporated by reference.

          ----------------------------------------------------------------------

      (b) Percent of class:

      The information in items 1 and 5 through 11 on the cover page on this
Schedule 13G is hereby incorporated by reference.

          ----------------------------------------------------------------------

      (c) Number of shares as to which such person has:

            (i) Sole power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

            (ii) Shared power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

            (iii) Sole power to dispose or direct the disposition of: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

            (iv) Shared power to dispose or direct the disposition of: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer.

         Strategic Turnaround Equity Partners, L.P. (Cayman): 549,350 Bruce Galloway: 688,093(1)(2)
         Gary Herman: 552,850(2)(3)
         Galloway Capital Management, LLC: 549,350 (4)

(1) Includes 138,623 shares held by Mr. Galloway's Individual Retirement Account and 120 shares held by Mr. Galloway's son for whom Mr. Galloway has the sole power to vote and dispose. Also includes 549,350 shares held by Strategic Turnaround Equity Partners, L.P. (Cayman) ("STEP") for which Mr. Galloway has shared power to vote and dispose.

(2) Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC, and the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his son, and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of December 31, 2007.

(3) Includes 2,500 shares held by Mr. Herman directly and 1,000 shares held by FBR, Inc, for which Mr Herman has the sole power to vote and dispose. Also includes 549,350 shares held by STEP for which Mr. Herman has shared power to vote and dispose.

CUSIP No. 192432102                   13G                    Page 9 of 10 Pages

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to directly beneficially own the shares held by FBR and may be deemed indirectly beneficially own, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership, together with Mr. Galloway, of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being, together with Mr. Galloway, managing members of Galloway Capital Management, LLC, the general partner of STEP.

(4) Includes 549,350 shares held by STEP for which GCM has shared power to vote and dispose.


Item 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

            Not Applicable
-----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


            As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway and Mr. Herman, none of whom, holds five percent or more of the securities reported herein.

-----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable
-----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

            Not Applicable
-----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

            Not Applicable.
----------------------------------------------------------------------

Item 10.  Certifications.

      (a) Not Applicable

      (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 192432102                   13G                    Page 10 of 10 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008


                              Strategic Turnaround Equity Partners, LP (Cayman)
                              By: /s/ Gary Herman
                              Name:  Gary Herman
                              Title: Managing Member of Galloway
                                        Capital Management, LLC, the
                                        Investment Advisor of Strategic
                                        Turnaround Equity Partners, LP (Cayman)

                                       Galloway Capital Management, LLC
                                       By:  /s/ Gary Herman
                                            ------------------------------------
                                       Name:    Gary Herman
                                       Title:   Managing Member


                                       By:  /s/ Bruce Galloway
                                            ------------------------------------
                                                Bruce Galloway


                                       By:  /s/ Gary Herman
                                            ------------------------------------
                                                Gary Herman